SCHEDULE A,

Amended as of 13 December, 2021,

to the

EXPENSE LIMITATION AGREEMENT,

dated December 10, 2020, between

THE ADVISORS’ INNER CIRCLE FUND III

and

RAYLIANT INVESTMENT RESEARCH

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

This Agreement relates to the following Funds of the Trust:

Name of Fund	Share Class	Maximum Annual Operating Expense Limit	Initial Term End Date
Rayliant Quantamental China Equity Fund	Institutional Shares	0.79%	April 30, 2022
	Adviser Shares
Rayliant Quantamental China Equity ETF	Not Applicable	0.80%	January 31, 2022
Rayliant Quantitative Developed Market Equity ETF	Not Applicable	0.80%	January 31, 2023
Rayliant Quantamental Emerging Market Equity ETF	Not Applicable	0.80%	January 31, 2023

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND III

By:	/s/ Michael Beattie
Name:	Michael Beattie
Title:	President

RAYLIANT INVESTMENT RESEARCH

By:	/s/ Matthew Bowers
Name:	Matthew Bowers
Title:	General Counsel